NewsRelease TC Energy provides results of Series 3 and Series 4 conversion elections CALGARY, Alberta – June 23, 2025 – News Release – TC Energy Corporation (TSX:TRP) (NYSE:TRP) (TC Energy or the Company) today announced that 104,778 of its 9,997,177 fixed rate Cumulative Redeemable First Preferred Shares, Series 3 (Series 3 Shares) have been elected for conversion on June 30, 2025, on a one-for- one basis, into floating rate Cumulative Redeemable First Preferred Shares, Series 4 (Series 4 Shares); and 1,822,829 of its 4,002,823 Series 4 Shares have been elected for conversion, on a one-for-one basis, into Series 3 Shares. As a result of the conversions, TC Energy will have 11,715,228 Series 3 Shares and 2,284,772 Series 4 Shares issued and outstanding. The Series 3 Shares and Series 4 Shares will continue to be listed on the Toronto Stock Exchange (TSX) under the symbols TRP.PR.B and TRP.PR.H, respectively. The Series 3 Shares will pay on a quarterly basis for the five-year period beginning on June 30, 2025, as and when declared by the Board of Directors of TC Energy, a fixed dividend at an annualized rate of 4.102 per cent. The Series 4 Shares will pay a floating rate quarterly dividend for the five-year period beginning on June 30, 2025, as and when declared by the Board of Directors of TC Energy. The dividend rate for the Series 4 Shares for the first quarterly floating rate period commencing June 30, 2025 to but excluding Sept. 29, 2025 is 3.924 per cent and will be reset every quarter. Holders of Series 3 Shares and Series 4 Shares will have the opportunity to convert their shares again on July 2, 2030 (adjusted from June 30, 2030 to account for applicable business days) and on June 30 in every fifth year thereafter as long as the shares remain outstanding. For more information on the terms of, and risks associated with an investment in the Series 3 Shares and the Series 4 Shares, please see the prospectus supplement dated March 4, 2010 which is available on sedarplus.ca or on our website. About TC Energy We’re a team of 6,500+ energy problem solvers connecting the world to the energy it needs. Our extensive network of natural gas infrastructure assets is one-of-a-kind. We seamlessly move, generate and store energy and deliver it to where it is needed most, to homes and businesses in North America and across the globe through LNG exports. Our natural gas assets are complemented by our strategic ownership and low- risk investments in power generation. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. EXHIBIT 99.1

FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future- oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522